# SELECT★LIFE II

## A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
### ReliaStar Life Insurance Company
and its
### Select★Life Variable Account

## Supplement dated August 26, 2003, to the Prospectus dated May 1, 2003, as amended June 19, 2003

This supplement amends certain information contained in the prospectus dated May 1, 2003, as amended on June 19, 2003. Please read it carefully and keep it with your prospectus for future reference.

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**The "Transfers" subsection on page 4 of the prospectus is hereby deleted in its entirety and replaced with the following:**

| | |
|---|---|
| **Transfers**<br><br>**See Transfers, page 32.** | • You currently may make an unlimited number of transfers between the sub-accounts and to the fixed account each policy year. We reserve the right, however, to limit you to four transfers each policy year, and transfers are subject to any other limits, conditions and restrictions that we or the funds whose shares are involved may impose.<br>• There are certain restrictions on transfers from the fixed account.<br>• We currently do not charge for transfers. We reserve the right, however, to charge up to $25 for each transfer. |

**Information about the management of certain ING Variable Products Trust portfolios in Appendix B is amended as follows:**

Effective August 1, 2003, Aeltus Investment Management, Inc. became the subadviser to the ING VP Growth Opportunities Portfolio, the ING High Yield Bond Portfolio, the ING International Value Portfolio, the ING VP MagnaCap Portfolio, the ING MidCap Opportunities Portfolio and the ING VP SmallCap Opportunities Portfolio. Accordingly, Appendix B of the prospectus is hereby revised to reflect these new sub-advisory arrangements.

**Information about the Janus Aspen Series Mid Cap Growth Portfolio in Appendix B is hereby deleted in its entirety and replaced with the following:**

| Fund Name | Investment Adviser/ Subadviser | Investment Objective | Total Annual Fund Expenses |
|---|---|---|---|
| **Janus Aspen Mid Cap Growth Portfolio (Institutional Shares)**[11] | Investment Adviser: Janus Capital | A *diversified* portfolio that seeks long term growth of capital | Gross: 0.67%<br>Net: 0.67% |

# SELECT★LIFE II

## A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
### ReliaStar Life Insurance Company
and its
### Select★Life Variable Account

## Supplement dated August 26, 2003, to the Statement of Additional Information
## dated May 1, 2003, as amended June 19, 2003

This supplement amends certain information contained in the Statement of Additional Information dated May 1, 2003, as amended on June 19, 2003. Please read it carefully and keep it with your Statement of Additional Information for future reference.

---

**The last paragraph of the "Distribution of the Policies" section in the Statement of Additional Information is hereby deleted and replaced with the following:**

We pay wholesaler fees and marketing and training allowances. We may provide repayments or make sponsor payments for broker/dealers to use in sales contests for their registered representatives. We do not hold contests directly based on sales of this product. We do hold training programs from time to time at our own expense.

Further, broker/dealers and agents/representatives may be eligible to receive certain overrides and other benefits, which may include cash compensation, based on the amount of earned commissions, agent/representative recruiting and other activities that promote the sale of policies.

We pay dealer concessions, wholesaling fees, overrides, other allowances and benefits and the costs of all other incentives or training programs from our resources which include sales charges.